SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11- K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

COMMISSION FILE NO. 1-7410

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

MELLON FINANCIAL CORPORATION

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(k) RETIREMENT SAVINGS PLAN

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-18

Signatures	19

Index to Exhibits	20

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Note:	All other schedules, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

KPMG LLP	Telephone	412 391 9710
Suite 2500	Fax	412 391 8963
One Mellon Center	Internet	www.us.kpmg.com
Pittsburgh, PA 15219-2598

Report of Independent Registered Public Accounting Firm

Corporate Benefits Committee

Mellon Financial Corporation:

We have audited the accompanying statements of net assets available for benefits of the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 15, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value (notes 3 and 7):
Collective trust funds	$535,063,505	$466,026,865
Registered investment companies	437,079,731	374,597,139
Common stock	422,297,389	429,308,129
Loans to participants	27,319,554	23,206,749

Total investments	1,421,760,179	1,293,138,882

Cash and cash equivalents	299,153	—
Pending investment sales (note 9)	5,336,068	18,913,545

Total assets	1,427,395,400	1,312,052,427

Liabilities

Cash overdrafts (note 4)	—	4,256,002
Due to Plan Record keeper (note 4)	3,882,616	—
Pending investment purchases (note 9)	1,679,878	14,630,604

Total liabilities	5,562,494	18,886,606

Net assets available for benefits	$1,421,832,906	$1,293,165,821

See accompanying notes to the financial statements

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
	2004	2003
Contributions:
Employer matching contributions	$28,626,865	$30,958,419
Employee contributions	70,781,812	70,927,466
Rollover contributions	2,940,836	5,074,113

Total contributions (note 1)	102,349,513	106,959,998

Investment income:
Net appreciation in fair value of investments (note 7)	49,314,231	207,696,917
Collective trust funds income	8,356,238	7,956,653
Registered investment companies dividend income	4,710,683	2,861,895
Dividends from common stock	9,451,852	7,499,404
Interest income on loans to participants	1,337,616	1,432,538

Total investment income	73,170,620	227,447,407

Participants withdrawals	(100,659,908)	(74,094,220)

Net increase	74,860,225	260,313,185

Transfers from predecessor plans (note 10)	53,806,860	4,223,776

Net assets available for benefits:
Beginning of year	1,293,165,821	1,028,628,860

End of year	$1,421,832,906	$1,293,165,821

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established to cover the salaried, U.S. employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal, and Finance Departments of the Corporation, and two members who are appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to the trusteeship and investment of Plan assets. Mellon Bank, N.A. is the Trustee.

Participants in the Plan have the option of investing their contributions through salary deferrals to one or more of the following (note 3): Mellon Stable Value Fund (formerly the Dreyfus Standish Stable Value Fund), Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. – Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio, Dreyfus Founders Growth Fund, Dreyfus Premier Third Century Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier Core Value Fund, Dreyfus Founders Discovery Fund, Dreyfus Premier International Value Fund, Self-Directed Account, Mellon Financial Corporation Common Stock.

Effective October 1, 2004, Mellon added four new investment choices to the Mellon 401(k) Retirement Savings Plan: Daily Liquidity Small Cap Stock Index Fund, Dreyfus Appreciation Fund, Dreyfus Premier New Leaders Fund, and The Boston Company International Small Cap Fund.

Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation.

(b)	Contributions

An eligible employee of the Corporation may enroll in the Plan on the first day of any pay period following receipt of a Personal Identification Number (PIN). PIN’s are received two to three weeks after enrollment worksheets are submitted by the eligible employee. Eligible employees hired during 2000 were able to participate in the Plan on January 1, 2001. Eligible employees hired prior to 2000 were eligible to participate in the Plan following completion of one year of service.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Salary reduction contributions may be made at a rate of 1% to 75% (1% to 16% prior to July 1, 2002) of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($13,000 in 2004 and $12,000 in 2003). Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were 50 or older by December 31, 2004, and reached the contribution limit of $13,000 were eligible, by law, to contribute an additional $3,000 in catch-up contributions to the Plan in 2004. Participants who were 50 or older by December 31, 2003, and reached the contribution limit of $12,000 were eligible, by law, to contribute an additional $2,000 in catch-up contributions to the Plan in 2003. This catch-up contribution limit will increase by $1,000 each year for the next two years up to a maximum of $5,000 in 2006.

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

Each semimonthly pay period, the Corporation makes a matching contribution to the Plan in an amount equal to 65% of the first 6% of each participant’s salary reduction contribution. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange.

Beginning July 1, 2002, participants are permitted to transfer Mellon common stock matching contributions made prior to January 1, 2000, to other Plan investments. Mellon common stock matching contributions made on or after January 1, 2000, may not be transferred to other investment options until the participant reaches the age of 55.

Effective February 1, 2005, the Plan was amended to allow participants to transfer any Mellon Financial Corporation common stock received as matching contributions to other Plan investments. Previously, Plan participants were only permitted to transfer Mellon Financial Corporation common stock matching contributions received prior to January 1, 2000. Beginning February 1, 2005, participants may diversify all or part of the Mellon Financial Corporation common stock portion of their account balance.

The Corporation is permitted to make discretionary contributions, as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2004 and 2003.

(c)	Vesting

Participants are immediately vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service. Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five one-year breaks in service. At December 31, 2004, the forfeited nonvested accounts that were unallocated to participants totaled $570,855 ($615,912 in 2003). These accounts will be used to reduce future employer contributions. Also, in 2004 employer contributions were reduced by $1,100,000 ($0 in 2003) from forfeited nonvested accounts.

(e)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998, the Dreyfus Profit-Sharing Plan which was merged with and into the Plan effective September 1, 1996, the Employee Savings and Profit Sharing Plan of United National Bank which was merged with and into the Plan effective June 30, 1999 and the Buck Savings and Profit Sharing Plan which merged with and into the Plan effective October 31, 2001. The Plan also makes distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(f)	Loans to Participants

Generally, loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, excluding the portion from employer matching contributions invested in Mellon Financial Corporation common stock. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a minimal loan processing fee of $25.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. The funds listed below are the investment options for salary reduction contributions as of December 31, 2004. Pending investment or distribution, any of these funds may be invested in short-term debt obligations of any nature or held in cash.

Collective Trust Funds:

(a)	Mellon Stable Value Fund (formerly the Dreyfus Standish Stable Value Fund)

The Mellon Stable Value Fund’s investment objective is high current income and stability of principal. The fund pursues this investment objective by investing primarily in a diversified portfolio of guaranteed insurance contracts (GICs) issued by insurance companies, bank investment contracts (BICs), corporate investment contracts, synthetic GICs and BICs, separate account GICs, floating rate GICs, repurchase agreements, and cash and cash equivalents. The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, the Trustee seeks to minimize credit risk through diversification among an approved group of issuers.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and achieves price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Lehman Brothers Long-Term Treasury Index, and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

(g)	Daily Liquidity Small Cap Stock Index Fund

The Daily Liquidity Small Cap Stock Index Fund seeks to track the performance of the Russell 2000® Index. The Russell 2000® Index is widely used as the benchmark for small-capitalization stock investing. The approximately 2000 stocks in the index are broadly diversified across industries. For liquidity reasons, securities with extremely small market capitalizations may not be replicated.

Registered Investment Companies:

(a)	Dreyfus Disciplined Stock Fund

The Dreyfus Disciplined Stock Fund seeks investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor’s 500® Composite Stock Index. The fund is not an index fund. The fund invests in a blended portfolio of growth and value stocks chosen through quantitative and qualitative measures.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(b)	Dreyfus Founders Worldwide Growth Fund

The Dreyfus Founders Worldwide Growth Fund is a global fund seeking long-term capital growth. The fund invests at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing both emerging and established growth companies that generally have strong performance records and market positions. Sixty-five percent of the fund’s total assets are normally invested in three or more countries, but not more than 50% of its total assets are invested in the securities of any one foreign country.

(c)	Dreyfus LifeTime Portfolios, Inc.

The following three investment portfolios are provided:

Income Portfolio

The Income Portfolio seeks to maximize current income. Capital appreciation is a secondary goal. The portfolio’s benchmark allocation is 67.5% in investment grade bonds, 22.5% in stocks of large companies and 10% in cash, and normally is invested in that allocation.

Growth and Income Portfolio

The Growth and Income Portfolio seeks maximum total return (capital appreciation, plus current income). The portfolio’s benchmark allocation is 50% in stocks and 50% in investment grade bonds, although the actual mix may range between 35% and 65% in stocks depending on market and economic conditions.

Growth Portfolio

The Growth Portfolio seeks capital appreciation. The portfolio’s benchmark allocation is 80% in stocks and 20% in investment grade bonds, although the actual mix of stocks and bonds may range from 65% to 100% in stocks and 0% to 35% in bonds.

(d)	Dreyfus Founders Growth Fund

The Dreyfus Founders Growth Fund seeks long-term capital growth through investment of at least 65% of its total assets in common stocks of well-established, high-quality growth companies. These companies tend to have strong performance records, solid market positions, reasonable financial strength, and continuous operating records of three years or more. The fund may also invest up to 30% of its total assets in foreign securities, with no more than 25% invested in any one foreign country.

(e)	Dreyfus Premier Third Century Fund

The Dreyfus Premier Third Century Fund seeks to provide capital growth, with current income as a secondary goal. The fund invests primarily in the equities of companies that, in the opinion of the fund’s management, meet traditional investment standards and contribute to the quality of life in the United States of America. It examines a company’s treatment of the environment, its occupational health and safety, consumer protection, product safety and hiring practices. The fund may not invest in tobacco companies; otherwise, it does not automatically exclude any companies from consideration.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(f)	Dreyfus Premier Technology Growth Fund

The Dreyfus Premier Technology Growth Fund seeks capital appreciation. The fund invests in common stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the fund’s assets may be invested in foreign securities. In choosing stocks, the fund looks for sectors in technology that are expected to outperform on a relative scale. Among the sectors evaluated are those sectors that develop, produce or distribute products or services in the computer, semi-conductor, electronics, communications, healthcare, biotechnology, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

(g)	Dreyfus Premier Core Value Fund

The Dreyfus Premier Core Value Fund seeks long-term capital growth as a primary objective, with current income as a secondary objective. The fund invests primarily in common stocks of large capitalization value companies and securities convertible into common stock. Value companies are companies that appear underpriced according to certain financial measurements of their fundamental worth or business prospects (such as price-to-earnings or price-to-book ratios). It may invest up to 20% of assets in foreign securities. The fund may invest up to 5% of assets in debt securities.

(h)	Dreyfus Founders Discovery Fund

The Dreyfus Founders Discovery Fund seeks capital appreciation by targeting small and relatively unknown companies with high growth potential. The fund normally invests at least 65% of its total assets in common stocks of small-cap companies; generally those companies with market capitalizations of less than $2.5 billion. The fund may invest up to 30% of its total assets in foreign securities. It may also invest in larger companies if, in the view of the fund’s investment management, they represent better prospects for capital appreciation.

(i)	Dreyfus Premier International Value Fund

The Dreyfus Premier International Value Fund seeks long-term capital growth. The fund invests in equity securities of value companies, holds investments in at least three foreign countries, and limits its investments in any single company to no more than 5% of its assets at the time of purchase. A value company is one that appears underpriced according to certain financial measurements of its fundamental worth or business prospects.

During the years ended December 31, 2003 and 2002, participants were able to invest in Class A shares of the fund. As of December 31, 2003, participants were able to invest in Class R shares of the fund, in place of the Class A shares of the fund (note 9).

NOTES TO THE FINANCIAL STATEMENTS (continued)

(j)	Dreyfus Appreciation Fund

The Dreyfus Appreciation Fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income. The fund normally invests at least 80 percent of its assets in common stock, focusing on “blue chip” companies (including multi-national companies) with total market capitalizations of more than $5 billion at the time of purchase. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. The fund manager uses a “buy-and-hold” investment strategy, and seeks to keep annual portfolio turnover below 15%.

(k)	Dreyfus Premier New Leaders Fund

The Dreyfus Premier New Leaders Fund seeks to maximize capital appreciation. The fund normally invests at least 80% of its assets in the stocks of small and mid-sized companies, defined as companies with market capitalizations of $10 billion or less at the time of investment. Often, these companies are “new leaders” in their industry and are characterized by new or innovative products, services or processes with the potential to enhance earnings growth. The fund may invest in common stocks, preferred stocks and convertible securities, including those offered in initial public offerings. The fund may also invest in foreign stocks.

(l)	The Boston Company International Small Cap Fund

The Boston Company International Small Cap Fund seeks long-term growth of capital. Under normal market conditions, the fund invests primarily in equity securities of companies located in foreign countries represented by the S&P/Citigroup Extended Market Ex-U.S. Index. The fund invests in small cap companies that have total market capitalizations within the lowest 20% of each country’s total available market capitalization. The fund may invest up to 25% of its assets in emerging market countries.

(m)	Self-Directed Account

Effective as of January 1, 2001, the investment options include a Self-Directed Account in which participants may direct the purchase of registered investment companies. The minimum initial investment in the Self-Directed Account shall be $5,000, and subsequent transfers from any other fund into the Self-Directed Account must be of at least $1,000. The maximum amount that a participant may elect to invest in the Self-Directed Account is 50% of his account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the Self-Directed Account.

There can be no assurance that the stated objective of any of the funds can be achieved.

Common Stock:

Mellon Financial Corporation Common Stock

The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company’s performance and its long-term financial prospects.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, and Founders Asset Management LLC.

The Plan held 13,574,123 and 13,369,226 shares of Mellon Financial Corporation common stock at December 31, 2004 and 2003, respectively.

The balance due to the Plan Record keeper represents cash provided by the Plan Record keeper to the Plan for the payment of cash distributions, related to the sale of Mellon Financial Corporation common stock. When a participant requests a cash distribution from the Plan, the Trustee sells the participant’s investments in the Plan and, also on the trade date, makes the cash distribution with cash provided by the Plan Record keeper. On settlement date, settlement proceeds from the sales transaction are used to reduce the balance due to the Plan Record keeper.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments at December 31,
	2004	2003
Investments at fair value as determined by quoted market price
Registered investment companies:
Dreyfus Founders Discovery Fund	$61,151,629	$54,072,425
Dreyfus LifeTime Portfolios, Inc. – Income Portfolio	7,923,679	6,894,718
Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio	63,101,905	59,487,657
Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio	30,733,890	26,565,489
* Dreyfus Disciplined Stock Fund	122,251,639	115,573,876
Dreyfus Founders Worldwide Growth Fund	24,629,488	21,370,036
Dreyfus Founders Growth Fund	10,444,755	7,501,669
Dreyfus Premier Technology Growth Fund	15,386,257	14,638,951
Dreyfus Premier International Value Fund	24,068,053	13,751,447
Dreyfus Premier Third Century Fund	4,884,628	4,110,626
Dreyfus Premier Core Value Fund	48,762,398	41,936,728
Dreyfus Appreciation Fund	1,666,812	—
Dreyfus Premier New Leaders Fund	1,714,820	—
The Boston Company International Small Cap Fund	6,746,358	—
* Mellon Financial Corporation Common Stock**	422,297,389	429,308,129
Self-Directed Account	13,613,420	8,693,517

	859,377,120	803,905,268

Investments at estimated fair value
Collective trust funds:
* Mellon Stable Value Fund	96,332,489	76,797,147
* Daily Liquidity Money Market Fund	99,566,045	102,159,219
* Daily Liquidity Stock Index Fund	246,805,795	216,928,796
Daily Liquidity Aggregate Bond Index Fund	50,276,319	46,736,036
Daily Liquidity Asset Allocation Fund	17,829,987	10,819,218
Daily Liquidity International Stock Index Fund	20,829,692	12,586,449
Daily Liquidity Small Cap Stock Index Fund	3,423,178	—
Loans to participants	27,319,554	23,206,749

	562,383,059	489,233,614

Total investments	$1,421,760,179	$1,293,138,882

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.

NOTES TO THE FINANCIAL STATEMENTS (continued)

During 2004 and 2003, the Plan’s investments (including realized gains of $10,525,048 in 2004 and $3,733,254 in 2003 on investments bought and sold) appreciated (depreciated) in value respectively, as follows:

	Year ended December 31,
	2004	2003
Registered investment companies	$61,767,272	$127,092,509
Common stock	(12,453,041)	80,604,408

	$49,314,231	$207,696,917

(8)	Summary of Investment Activity in Mellon Financial Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Mellon Financial Corporation Common Stock is as follows:

	December 31,
	2004	2003
Net assets:
Common stock	$422,297,389	$429,308,129

	Year ended December 31,
	2004	2003
Changes in net assets:
Contributions *	$32,276,090	$34,837,630
Dividends	9,451,852	7,499,404
Net appreciation (depreciation) (including realized gains of $11,923,208 in 2004 and $9,547,066 in 2003)	(12,399,888)	80,604,408
Participant withdrawals	(29,651,272)	(19,717,706)
Net transfers from (to) participant-directed investments	(13,549,961)	(8,801,077)
Transfer in from predecessor plan	6,862,439	—

	$(7,010,740)	$94,422,659

*	As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2004 and 2003 totaled $3,649,225 and $3,879,211, respectively.

(9)	Fund Class Change

As of December 31, 2003, participants were able to invest in Class R shares of the Dreyfus Premier International Value fund in place of the Class A shares of the fund. During the years ended December 31,

NOTES TO THE FINANCIAL STATEMENTS (continued)

2003 and 2002, participants were able to invest in Class A shares of the fund. Due to this change, the account balance in the Dreyfus Premier International Value fund Class A shares was transferred to the Class R shares. At December 31, 2003, $13,751,447 of Class A shares were sold and a corresponding amount of Class R shares were purchased. The receivable and payable related to these transactions are included in pending investment sales and purchases in the accompanying Statement of Net Assets Available for Plan Benefits.

(10)	Plan Mergers

Effective as of the close of business on May 31, 2003, the Standish Ayer & Wood, Inc. 401(k) Plan was merged into the Plan. Assets of $2,549,315 related to this merger were transferred from the predecessor plan into the Plan as of June 12, 2003.

Effective as of the close of business on September 30, 2003, the iQuantic, Inc. 401(k) Savings Plan was merged into the Plan. Assets of $1,674,461 related to this merger were transferred from the predecessor plan into the Plan as of September 30, 2003.

On January 1, 2002, current participants in the Mellon Investor Services Retirement Savings Plan (MIS Plan) became participants in the Plan. On April 30, 2004, MIS Plan assets of $47,780,533 related to this merger were transferred from the predecessor plan into the Plan as of April 30, 2004.

Effective as of the close of business September 30, 2004, the Eagle Investment Systems Corporation 401(k) Profit Sharing Plan (Eagle Plan) and the ITS Associates Inc. Savings and Profit Sharing Plan (ITS Plan) were merged into the Plan. Eagle Plan assets of $3,095,355 and ITS Plan assets of $2,930,972 related to these mergers were transferred from the predecessor plans into the Plan as of September 30, 2004.

(11)	Plan Amendments

During 2002, certain amendments to the Plan were adopted, including certain mandatory requirements and optional provisions as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001. Amendments included an increase in the employer match from 50% to 65% and an increase to the deferral limit from 16% of eligible salary to 75% of eligible salary, the addition of catch-up contributions, and the ability for participants to direct the transfer of certain investments in Mellon common stock to other Plan investments.

Beginning in 2002, a flexible dividend feature was added to the 401(k) Retirement Savings Plan by designating a portion of the Plan as an employee stock ownership plan. With the flexible dividend feature, participants may elect to have their quarterly dividends on certain shares of Mellon Financial Corporation common stock with the Plan paid in cash rather than reinvested in Mellon common stock under the Plan. Cash dividends are taxable as dividend income in the year in which they are paid and will be reported to the government on Form 1099-DIV (for U.S. employees) at the end of January following each calendar year. Mellon will not withhold income taxes on the cash dividends that the participant receives.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Effective January 1, 2003, the Plan was amended to comply with the final minimum distribution regulations issued by the Internal Revenue Service.

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction will apply to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in four specific funds in the Mellon 401(k) Plan within any 15-day calendar period. These four funds are the Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus Premier International Value Fund and The Boston Company International Small Cap Fund.

Effective May 20, 2004, to resolve any latent ambiguity after the recent Massachusetts Supreme Court decision permitting marriage between same-sex couples, Mellon has amended certain ERISA plans, including the Mellon 401(k) Retirement Savings Plan, to adopt the federal definition of “spouse”, consistent with the Defense of Marriage Act, which states that a spouse must be a husband or wife of the opposite sex. This will allow for consistent treatment of Mellon employees across the country and make it possible to properly and efficiently administer Mellon’s ERISA benefit plans.

(12)	Subsequent Events

Effective February 1, 2005, the Plan was amended to allow participants to transfer any Mellon Financial Corporation common stock received as matching contributions to other Plan investments. Previously, Plan participants were only permitted to transfer Mellon Financial Corporation common stock matching contributions received prior to January 1, 2000. Beginning February 1, 2005, participants may diversify all or part of the Mellon Financial Corporation common stock portion of their account balance.

The Plan participants may transfer future matching contributions of Mellon stock after the stock has been placed in a participant’s account each pay period. Future matching contributions will not automatically transfer to other investment options; participants must take action to initiate each transfer.

Effective March 28, 2005, the Plan was amended to lower the involuntary cash-out limit from $5,000 to $1,000.

Mellon Financial Corporation completed the sale of its human resources consulting and outsourcing businesses to Affiliated Computer Services, Inc. (ACS) on May 26, 2005. This transaction includes approximately 3,200 U.S. employees, all of whom were eligible to participate in the Plan. The sale agreement called for these participants to be 100% vested in the Plan, regardless of years of service. The employees included in this transaction are terminated from Mellon Financial Corporation. Therefore, they are permitted to take a distribution or leave their balance in the Plan, in accordance with the rules applicable to any terminated participant.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A	Daily Liquidity Asset Allocation Fund	N/A	$17,829,987
*	Mellon Bank, N.A	Mellon Stable Value Fund	N/A	96,332,489
*	Mellon Bank, N.A	Daily Liquidity Money Market Fund	N/A	99,566,045
*	Mellon Bank, N.A	Daily Liquidity Stock Index Fund	N/A	246,805,795
*	Mellon Bank, N.A	Daily Liquidity Aggregate Bond Index Fund	N/A	50,276,319
*	Mellon Bank, N.A	Daily Liquidity International Stock Index Fund	N/A	20,829,692
*	Mellon Bank, N.A	Daily Liquidity Small Cap Stock Index Fund	N/A	3,423,178

		Total collective trust funds		535,063,505

		Registered Investment Companies
*	Mellon Bank, N.A **	Self-Directed Account	N/A	$13,613,420
*	The Dreyfus Corporation	Dreyfus Premier Technology Growth Fund	N/A	15,386,257
*	The Dreyfus Corporation	Dreyfus Premier International Value Fund	N/A	24,068,053
*	The Dreyfus Corporation	Dreyfus Premier Third Century Fund	N/A	4,884,628
*	The Dreyfus Corporation	Dreyfus Premier Core Value Fund	N/A	48,762,398
*	Founders Asset Management LLC	Dreyfus Founders Worldwide Growth Fund	N/A	24,629,488
*	Founders Asset Management LLC	Dreyfus Founders Discovery Fund	N/A	61,151,629
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio	N/A	63,101,905
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio	N/A	30,733,890
*	The Dreyfus Corporation	Dreyfus LifeTime Portfolios, Inc. - Income Portfolio	N/A	7,923,679
*	The Dreyfus Corporation	Dreyfus Disciplined Stock Fund	N/A	122,251,639
*	Founders Asset Management LLC	Dreyfus Founders Growth Fund	N/A	10,444,755
*	The Dreyfus Corporation	Dreyfus Appreciation Fund	N/A	1,666,812
*	The Dreyfus Corporation	Dreyfus Premier New Leaders Fund	N/A	1,714,820
*	The Boston Co. Asset Management LLC	The Boston Company International Small Cap Fund	N/A	6,746,358

		Total registered investment companies		437,079,731

(Continued)

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

EIN: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current value
		Common Stock

*	Mellon Financial Corporation	Mellon Financial Corporation Common Stock	$280,805,780	$422,297,389

		Total common stock		422,297,389

		Loans

*	Participant loans	Participant loans with various rates of interest and various maturity dates	N/A	$27,319,554

		Total investments		$1,421,760,179

*	Party-in-interest
**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the core Plan investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Mellon Bank, N.A. acts as the trustee to the Self-Directed Account.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters
Chairman,
The Mellon Financial Corporation
Corporate Benefits Committee

By:	/s/ Michael A. Bryson
Michael A. Bryson
Chairman,
The Mellon Financial Corporation
Benefits Investment Committee

Date: June 21, 2005

Index to Exhibits

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.